Exhibit 99.1

Equus Energy, LLC and Subsidiary

Consolidated Financial Statements

Years Ended December 31, 2015, 2014 and 2013

99.1 - 1

Independent Auditor’s Report

Board of Directors

Equus Energy, LLC

Houston, Texas

We have audited the accompanying consolidated financial statements of Equus Energy, LLC and its subsidiary, which comprise the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of operations, members’ equity, and cash flows for each of the three years in the period ended December 31, 2015, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Equus Energy, LLC and its subsidiary as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

BDO USA, LLP

Houston, Texas

March 30, 2016

99.1 - 2

Equus Energy, LLC and Subsidiary

Consolidated Balance Sheets

December 31,	2015	2014
Assets
Current Assets
Cash and cash equivalents	$516,878	$613,211
Accounts receivable	122,298	309,722
Prepaid expenses and other current assets	31,817	35,554
Deferred tax asset, net	—	—
Total Current Assets	670,993	958,487
Oil and Gas Properties, net, using full cost method	1,752,602	6,431,663
Total Assets	$2,423,595	$7,390,150
Liabilities and Member's Equity
Current Liabilities
Accounts payable and other current liabilities	$205,499	$110,372
Due to Parent	611,047	611,047
Total Current Liabilities	816,546	721,419
Asset Retirement Obligations	177,897	183,400
Total Liabilities	994,443	904,819
Commitments and Contingencies
Member's Equity	1,429,152	6,485,331
Total Member's Equity	1,429,152	6,485,331
Total Liabilities and Member's Equity	$2,423,595	$7,390,150

See accompanying notes to the consolidated financial statements.

99.1 - 3

Equus Energy, LLC and Subsidiary

Consolidated Statements of Operations

Year Ended December 31,	2015	2014	2013
Operating Revenue	$1,090,735	$2,469,044	$2,556,219
Operating Expenses
Direct operating expenses	1,102,766	1,147,572	1,240,610
Impairment of oil and gas properties	3,978,437	—	—
Depletion, depreciation, amortization and accretion	771,271	789,967	988,714
General and administrative	355,621	631,535	535,699
Total Operating Expenses	6,208,095	2,569,074	2,765,023
Loss Before Income Taxes	(5,117,360)	(100,030)	(208,804)
Income Tax Benefit (Expense)	61,181	(62,701)	1,520
Net Loss	$(5,056,179)	$(162,731)	$(207,284)

See accompanying notes to the consolidated financial statements.

99.1 - 4

Equus Energy, LLC and Subsidiary

Consolidated Statements of Member’s Equity

			Total
	Member's	Accumulated	Member's
	Equity	Deficit	Equity

Balance, December 31, 2013	$7,050,000	$(401,938)	$6,648,062

Net loss	—	(162,731)	(162,731)

Balance, December 31, 2014	7,050,000	(564,669)	6,485,331

Net loss	—	(5,056,179)	(5,056,179)

Balance, December 31, 2015	$7,050,000	$(5,620,848)	$1,429,152

See accompanying notes to the consolidated financial statements.

99.1 - 5

Equus Energy, LLC and Subsidiary

Consolidated Statements of Cash Flows

Year Ended December 31,	2015	2014	2013
Cash Flows from Operating Activities
Net loss	$(5,056,179)	$(162,731)	$(207,284)
Adjustments to reconcile net loss to net
cash (used in) provided by operating activities:
Depletion, depreciation and amortization	765,774	784,449	983,433
Deferred tax expense (benefit)	—	4,184	(4,184)
Impairment of oil and gas properties	3,978,437	—	—
Accretion expense	5,497	5,518	5,281
Changes in operating assets and liabilities:
Accounts receivable	187,424	(21,909)	154,324
Prepaid expenses and other current assets	3,737	(35,554)	—
Accounts payable and accrued liabilities	95,127	(194,681)	(184,336)
Due to Parent	—	247,421	365,095
Net Cash (Used In) Provided by Operating Activities	(20,183)	626,697	1,112,329
Cash Flows from Investing Activities
Investment in oil and gas properties	(76,150)	(499,247)	(801,972)
Net Cash Used in Investing Activities	(76,150)	(499,247)	(801,972)
Net (Decrease) Increase in Cash and
Cash Equivalents	(96,333)	127,450	310,357
Cash and Cash Equivalents, beginning of year	613,211	485,761	175,404
Cash and Cash Equivalents, end of year	$516,878	$613,211	$485,761

Non-Cash Investing and Financing Activities:
Revision of asset retirement obligation	$11,000	$—	$—

Supplemental Disclosure of Cash Flow Information
Income taxes refunded (paid)	$21,500	$—	$(21,500)

See accompanying notes to the consolidated financial statements.

99.1 - 6

Equus Energy, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2015, 2014 and 2013

1. Nature of Operations

Equus Energy, LLC (“Equus Energy”) was formed in November 2011 as a wholly-owned subsidiary of Equus Total Return, Inc. (the “Fund”) to make investments in properties in the energy sector, with a particular emphasis on income-producing oil & gas properties. In December 2011, the Fund made an initial contribution of $250,000 to Equus Energy. On December 27, 2012, the Fund invested an additional $6,800,000 in Equus Energy for the purpose of additional working capital and to fund the purchase of working interests in 129 producing and non-producing oil and gas wells. The interests were acquired by EQS Energy Holdings, Inc., a taxable wholly-owned subsidiary of Equus Energy (Equus Energy and EQS Energy Holdings, Inc. are collectively referred to herein as the “Company”).

Currently owned working interests include associated development rights of approximately 21,620 acres situated on 13 separate properties in Texas and Oklahoma. The working interests range from a de minimus amount to 50% of the leasehold that includes these wells.

The wells are operated by a number of experienced operators, including Chevron USA, Inc., which has operating responsibility for all of the Company’s 40 producing well interests located in the Conger Field, an oil and gas field on the edge of the Permian Basin, a 50% working interest in each of the leases on which the wells are located, and working interests of 7.5% and 2.5% in the Burnell and North Pettus Units, respectively, which collectively comprise approximately 13,000 acres located in the area known as the “Eagle Ford Shale” play.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements are prepared on the accrual basis of accounting as codified in the Financial Standards Accounting Board’s (“FASB”) Accounting Standards Codification (“ASC”) and include the accounts of the Company. All significant intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include all cash, time deposits, certificates of deposit, and all highly liquid instruments with original maturities of three months or less.

Receivables

Accounts receivable primarily consists of accrued revenues from oil and gas sales. The Company routinely assesses the recoverability of all material receivables to determine their collectability. The Company recognizes a reserve on a receivable when, based on the judgment of management, it is likely that a receivable will not be collected and the amount of any reserve may be reasonably estimated. No allowance for doubtful accounts was considered necessary as of December 31, 2015 and 2014.

99.1 - 7

Equus Energy, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2015, 2014 and 2013

Business Combinations

The Company accounts for its business acquisitions under the acquisition method of accounting in accordance with Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 805, Business Combinations, which requires the acquiring entity in a business combination to recognize the fair value of all assets acquired, liabilities assumed, and any non-controlling interest in the acquiree; and establishes the acquisition date as the fair value measurement point. Accordingly, the Company will recognize assets acquired and liabilities assumed in business combinations, including contingent assets and liabilities and noncontrolling interest in the acquiree, based on fair value estimates as of the date of acquisition. In accordance with ASC 805, the Company recognizes and measures goodwill as of the acquisition date, if the excess of the fair value of the consideration exceeds the fair value of the identified net assets acquired. All acquisition-related transaction costs are expensed as incurred rather than capitalized as a part of the cost of the acquisition.

Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas properties. Under this method of accounting, all costs incurred for both successful and unsuccessful exploration and development activities, including salaries, benefits and other internal costs directly identified with these activities, and oil and gas property acquisitions are capitalized. All costs related to production, general corporate overhead or similar activities are expensed as incurred. Proved properties are amortized using the units of production method (“UOP”). The UOP calculation, in its simplest terms, multiplies the percentage of estimated proved reserves produced by the cost of those reserves. The amortization base in the UOP calculation includes the sum of proved properties, net of accumulated depreciation, depletion and amortization (“DD&A”), estimated future development costs (future costs to access and develop reserves) and asset retirement costs that are not already included in oil and gas properties, less related salvage value. In arriving at rates under the UOP method, the quantities of recoverable oil and natural gas reserves are established based on estimates made by the Company’s geologists and engineers which require significant judgment, as does the projection of future production volumes and levels of future costs, including future development costs. In addition, considerable judgment is necessary in determining when unproved properties become impaired and in determining the existence of proved reserves once a well has been drilled. All of these judgments may have significant impact on the calculation of depletion expense.

Under the full-cost method of accounting, the net book value of oil and gas properties may not exceed a calculated “ceiling.” The ceiling limitation is the estimated future net cash flows from proved oil and gas reserves, discounted at 10 percent per annum. Estimated future cash flows exclude future cash outflows associated with settling accrued asset retirement obligations. The estimated future net cash flows are calculated using end-of-period costs and an unweighted arithmetic average of commodity prices in effect on the first day of each of the previous 12 months, held flat for the life of the production, except where prices are defined by contractual arrangements. Prices are adjusted for “basis” or location differentials. Any excess of the net book value of proved oil and gas properties over the ceiling is charged to expense and reflected in the accompanying statement of operations. Equus Energy did not record any impairment during the years ended December 31, 2014 and 2013. Based on calculated reserves at December 31, 2015, the unamortized costs of the Company’s oil and natural gas properties exceeded the ceiling test limit by $3,978,437.

99.1 - 8

Equus Energy, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2015, 2014 and 2013

Proceeds from the sales or disposition of proved and unproved properties are accounted for as a reduction of capitalized costs with no gain or loss recognized, unless such reduction would significantly alter the relationship between capitalized costs and proved reserves, in which case the gain or loss is recognized in the statement of operations. Abandonments of properties are accounted for as adjustments of capitalized costs with no loss recognized.

Revenue Recognition

The Company follows the sales method of accounting for revenues whereby it recognizes revenues on production as it is taken and delivered to its purchasers, and if collectability of the revenue is probable. At times, owners of an oil and gas property may take more or less production from a property than they are entitled based on their ownership percentages in the property, which results in a production imbalance. As the Company follows the sales method of accounting, amounts are recorded as gas imbalances when the amounts owed exceed the Company’s share of the cumulative recoverable reserves from that property. No receivables are recorded for those wells where the Company has taken less than its share of production. There were no significant gas imbalances as of December 31, 2015 and 2014.

For third-party gathering and processing services, the Company has percentage-of-proceeds contracts whereby the Company is paid for its services by keeping a percentage of the natural gas liquids produced and a percentage of the residue gas resulting from processing the natural gas. Commodities received are in turn sold and recognized as revenue in accordance with the criteria outlined in the previous paragraph.

Major Customers and Concentration of Credit Risk

In the exploration, development and production business, production is normally sold to relatively few customers. Substantially all of the Company’s customers are concentrated in the oil and natural gas industry and revenue can be materially affected by current economic conditions, the price of certain commodities such as crude oil and natural gas and the availability of alternate purchasers. The Company believes that the loss of any of its major purchasers would not have a long-term material adverse effect on its operations.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

99.1 - 9

Equus Energy, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2015, 2014 and 2013

If the assessment of a loss contingency indicates that it is probable that a loss has been incurred and the amount of the liability can be reasonably estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed. The Company expenses legal costs associated with contingencies as incurred.

Environmental Expenditures

The Company is subject to extensive federal, state and local environmental laws and regulations. These laws regulate the discharge of materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed.

Liabilities for expenditures of a non-capital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated. Such liabilities are generally undiscounted unless the timing of cash payments for the liability or component is fixed or reliably determinable. No such liabilities existed or were recorded at December 31, 2015, 2014 and 2013

Asset Retirement Obligations

The initial estimated asset retirement obligation related to property and equipment is recorded as a liability at its fair value, with an offsetting asset retirement cost recorded as an increase to the associated property and equipment on the consolidated balance sheet. If the fair value of the recorded asset retirement obligation changes, a revision is recorded to both the asset retirement obligation and the asset retirement cost. Revisions in estimated liabilities can result from changes in estimated inflation rates, changes in service and equipment costs and changes in the estimated timing of an asset’s retirement. Asset retirement costs are depreciated using a systematic and rational method similar to that used for the associated property and equipment. Accretion on the liability is recognized over the estimated productive life of the related assets. Accretion expense for the years ended December 31, 2015, 2014 and 2013 was $5,497, $5,518 and $5,281, respectively.

Income Taxes

These financial statements are presented on a consolidated basis. For state tax purposes, EQS Energy Holdings files a combined Texas franchise filing with its direct parent Equus Energy LLC along with its ultimate parent Equus Total Return, Inc. However, Equus Energy LLC is disregarded as an entity separate from its owner for U.S. federal income tax purposes, and its activity is reported by Equus Total Return, Inc. EQS Energy Holdings, conversely, is a taxable C-corporation that is not included in either the tax returns for Equus Energy LLC or Equus Total Return, Inc. under U.S. federal income tax principles, and accordingly files a separate corporate income tax return.

99.1 - 10

Equus Energy, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2015, 2014 and 2013

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records deferred tax assets to the extent the Company believes these assets will more-likely-than-not be realized. In making such determinations, the Company considers all available positive and negative evidence, including future reversals of existing temporary differences, projected future taxable income, tax planning strategies and recent financial operations. In the event the Company were to determine that it would be able to realize deferred income tax assets in the future in excess of their net recorded amount, an adjustment to the valuation allowance would be made which would reduce the provision for income taxes.

FASB Interpretation ASC 740-10 (formerly “FIN 48”), “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109 provides that a tax benefit from an uncertain position may be recognized when it is more-likely-than-not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. The Company has no material uncertain tax positions in its prior filings.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of the consolidated financial statements.

Significant estimates include volumes of oil and natural gas reserves used in calculating depreciation and depletion of oil and gas properties, future net revenues, abandonment obligations, impairment of undeveloped properties, the collectability of outstanding accounts receivable, contingencies, and the results of current and future litigation. Oil and natural gas reserve estimates, which are the basis for unit-of-production depreciation and depletion, have numerous inherent uncertainties. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Subsequent drilling results, testing, and production may justify revision of such estimates. Accordingly, reserve estimates are often different from the quantities of oil and natural gas that are ultimately recovered. In addition, reserve estimates are sensitive to changes in wellhead prices of crude oil and natural gas. Such prices have been volatile in the past and can be expected to be volatile in the future.

99.1 - 11

Equus Energy, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2015, 2014 and 2013

The significant estimates are based on current assumptions that may be materially affected by changes to future economic conditions such as the market prices received for sales of volumes of oil and natural gas. Future changes in these assumptions may affect these significant estimates materially in the near term.

Subsequent Events

The Company evaluates events and transactions occurring after the balance sheet date but before the financial statements are available to be issued. The Company evaluated such events and transactions through March 30, 2016, the date the consolidated financial statements were available for issuance.

3. Oil and Gas Properties

Oil and gas properties as of December 31, 2015 and 2014 consist of the following:

	2015	2014

Properties being depleted	$8,269,486	$8,199,545

Less: accumulated depreciation, depletion, amortization and impairment	6,516,884	1,767,882

	$1,752,602	$6,431,663

During the years ended December 31, 2015, 2014 and 2013, the Company recorded depreciation, depletion, and amortization expense of $765,744, $784,449 and $983,433, respectively. During the year ended December 31, 2015, the Company recorded an impairment on oil and gas properties of $3,978,437. During the years ended December 31, 2014 and 2013, there was no impairment.

4. Asset Retirement Obligations

The fair value of a liability for ARO is recorded in the period in which it is incurred if a reasonable estimate of fair value can be made, and the corresponding cost is capitalized as part of the carrying amount of the related long-lived asset. The liability is accreted to its then present value each period, and the capitalized cost is depreciated over the useful life of the related asset. If the liability is settled for an amount other than the recorded amount, an adjustment is made to the full cost pool, with no gain or loss recognized, unless the adjustment would significantly alter the relationship between capitalized costs and proved reserves. The Company has estimated its future ARO with respect to its operations. The ARO assets, which are carried on the balance sheet as part of the full cost pool, have been included in the Company’s amortization base for the purposes of calculating depreciation, depletion and amortization expense.

The Company uses an income approach to estimate the fair value of its ARO based on discounted cash flow projections using numerous estimates, assumptions and judgments regarding such factors as the existence of a legal obligation for an ARO; estimated probabilities, amounts and timing of settlements; the credit-adjusted risk-free rate to be used; and inflation rates. The Company’s initial recording of AROs are Level 3 fair value measurements.

99.1 - 12

Equus Energy, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2015, 2014 and 2013

The following summarizes the changes in the asset retirement obligation during the years ended December 31, 2015 and 2014:

	2015	2014
Balance, beginning of year	$183,400	$177,882
Estimate revisions	(11,000)	—
Accretion	5,497	5,518
Balance, end of year	$177,897	$183,400

5. Fair Value Measurements

Equus Energy uses various inputs in determining the fair value of certain assets and liabilities. FASB ASC 820, Fair Value Measurements and Disclosures, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy under ASC 820, including the types of Company assets or liabilities that fall under each category and the valuation methodologies used to measure fair value, are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 - Inputs to the methodology are other than quoted market prices in active markets that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices that are in inactive markets; inputs other than quoted prices that are observable for the assets or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Inputs to the valuation methodology are unobservable inputs (i.e. projections, estimates, interpretations, etc.) that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The inputs and methodology used for valuing the Company’s assets and liabilities are not indicators of the risks associated with those assets and liabilities.

The following is a description of the valuation methodology used for assets and liabilities measured at fair value:

Asset retirement obligation (“ARO”) at initial recognition: the Company’s ARO is based on the present value of future estimated cash flows, using a credit-adjusted risk free discount rate and has been categorized under ASC 820 as a Level 3 fair value assessment.

99.1 - 13

Equus Energy, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2015, 2014 and 2013

6. Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and receivables. The Company maintains its cash with a financial institution it believes has high credit quality. The Company at times maintains bank deposits in excess of insured limits. The possibility of a loss exists if the bank holding excess deposits were to fail. Trade receivables result from oil and gas sales to a small number of purchasers. To mitigate this credit risk, the Company closely monitors the payment history and credit worthiness of each customer.

7. Legal Matters and Contingencies

Litigation and Other Legal Matters

In the normal course of business, the Company may be party to various pending or threatened claims, lawsuits and administrative proceedings seeking damages or other remedies concerning its commercial operations, employees and other matters. Although the outcome of any pending legal proceedings is unknown, the Company believes that any liability resulting from the outcome of such proceedings, to the extent not otherwise provided for or covered by insurance, will not have a material adverse effect on the Company’s consolidated financial positions, results of operations or liquidity.

Environmental Contingencies

The Company’s activities are subject to local, state and federal laws and regulations governing environmental quality and pollution control in the United States. The exploration, drilling and production from wells, natural gas facilities, including the operation and construction of pipelines, plants and other facilities for transporting, processing, treating or storing natural gas and other products, are subject to stringent environmental regulation by state and federal authorities, including the Environmental Protection Agency (“EPA”). Such regulation can increase our cost of planning, designing, installing and operating such facilities.

Significant fines and penalties may be imposed for the failure to comply with environmental laws and regulations. Some environmental laws provide for joint and several strict liabilities for remediation of releases of hazardous substances, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. In addition, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances, such as oil and natural gas related products.

At the present time, the Company believes that none of the environmental laws materially hinder nor adversely affect the Company business. The Company believes it has abided by and is currently in compliance with all applicable environmental laws.

99.1 - 14

Equus Energy, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2015, 2014 and 2013

8. Income Taxes

Income from continuing operations before income taxes and minority interest in the Consolidated Statements of Income consists of the following:

	2015	2014	2013
Income tax benefit (expense)
Current federal	61,181	(58,517)	(2,664)
Deferred federal	1,660,096	735	4,184
Valuation allowance	(1,660,096)	(4,919)	—
Total income tax benefit (expense)	61,181	(62,701)	1,520

The following is a reconciliation of the normal expected statutory U.S. federal income tax rate to the effective rate as a percentage of Income from continuing operations before income taxes as reported in the Consolidated Statements of Income:

	2015	2014	2013
Loss before income taxes	(5,117,360)	(100,030)	(208,804)
Federal income tax rate	35%	35%	35%
Federal income tax (benefit) before
adjustments	(1,791,076)	(35,011)	(73,081)
Equus Energy, LLC non-deductible loss	69,799	92,793	71,561
Valuation allowance	1,660,096	4,919	—
Total tax expense (benefit)	(61,181)	62,701	(1,520)
Effective tax rate	1.20%	(62.68%)	0.73%

The tax effects of the primary temporary differences giving rise to the Company’s deferred tax assets and liabilities for the years ended December 31, 2015, 2014, and 2013 are as follows:

	2015	2014	2013
Deferred income taxes	Asset	Asset	Asset

Properties	1,490,125	4,919	4,184
Net operating loss carryover	174,890	—	—

Subtotal	1,665,015	4,919	4,184

Valuation allowance	1,665,015	(4,919)	—

Total deferred income taxes	—	—	4,184

At December 31, 2015 and 2014, the tax effected amount of net operating loss carryforwards (“NOLs”) totaled $174,890 and $0, respectively.

99.1 - 15

Equus Energy, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2015, 2014 and 2013

The Company has determined, after weighing both positive and negative evidence, that the net deferred tax asset for the Company is not more-likely-than-not to be realizable. Therefore, a valuation allowance of $1,665,015 and $4,919 was established at December 31, 2015 and December 31, 2014, respectively to offset the net deferred tax asset at each year end.

99.1 - 16